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FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

August 14, 2012

Ms. Rose Zukin
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BioTime, Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-182964

Dear Ms. Zukin:

This letter is in response to your comment letter concerning the above-referenced Registration Statement and is being submitted to you in connection with BioTime's filing of Amendment No. 1.  A copy of the amendment, redlined to show changes, is also being provided for your reference.

Comment 1.

We have added a statement on the prospectus cover page and have modified the disclosure on page 27 of the prospectus to state that LifeMap Sciences is an underwriter with respect to the shares it is offering for sale.

Comment 2.

The consent of the accountants has been filed as Exhibit 23.1

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko

Richard S. Soroko